Proxy
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
PACIFIC RIM MINING CORP. (the "Company")

TO BE HELD AT the Xchange Centre, 2nd Floor, 888 Dunsmuir Street, Vancouver, British Columbia
ON Wednesday, September 22, 2004, AT 2:30 PM

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints Catherine McLeod-Seltzer, the President of the Company, or failing this person, William Myckatyn, the Chairman of the Company, or in the place of the foregoing, ___________________________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)
		For	Withhold			For	Against
1.	To determine the number of directors at SIX (6)			11.
Pursuant to the enactment of the new Business Corporations Act and  the repeal of the Company Act, to pass a special resolution approving  the deletion and cancellation of the Company's Existing Articles and  the adoption of the New Articles and to alter the Company's  authorized share capital from 1,000,000,000 common shares to an  unlimited number of common shares, all as more fully set forth in the  Information Circular accompanying this proxy.

2.	To elect as Director, CATHERINE MCLEOD-SELTZER
3.	To elect as Director, THOMAS SHRAKE
4.	To elect as Director, ANTHONY J. PETRINA
5.	To elect as Director, WILLIAM MYCKATYN
6.	To elect as Director, DAVID K. FAGIN
7.	To elect as Director, PAUL B. SWEENEY
				12.	To transact such other business as may properly come before the meeting.
8.	To appoint Staley, Okada & Partners, Chartered Accountants, as auditors of the Company

		For	Against

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.
SIGN HERE:               __________________________________________________
Please Print Name:        __________________________________________________
Date:                            __________________________________________________
Number of Shares
Represented by Proxy:   __________________________________________________
THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

9.	To authorize the audit committee of the directors to fix the auditors' remuneration

10.
Pursuant to the enactment of the new Business Corporations Act and the repeal of the Company Act, to pass a special resolution to remove the application of the pre-existing company provisions, as more particularly described in the accompanying Information Circular.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.
This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.
If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

i.
appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

ii.
appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

4.
The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly  come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax  no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The  mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524